Exhibit 99.1

Lixiang Education Receives Nasdaq Extension to Regain $1 Bid Price Compliance

LISHUI, China, December 6, 2023 /PRNewswire/ -- Lixiang Education Holding Co., Ltd. (the “Company” or NASDAQ: LXEH), a prestigious private education service provider in China, today announced that on November 30, 2023, it received a letter from the Nasdaq Hearings Panel (the “Panel”), indicating the Panel’s decision to grant an exception period until January 31, 2024 (the “Exception Period”), for the Company to effect the reverse stock split and thereafter regain compliance with The Nasdaq Stock Market LLC’s (the “Nasdaq”) Listing Rule 5450(a)(1) (the “Bid Price Rule”), subject to the terms that (1) on or before November 30, 2023, the Company shall obtain its board of directors’ approval for a reverse stock split at a ratio that is sufficient to regain and maintain long term compliance with the Bid Price Rule, and the Company shall provide an update to the Panel on the reverse stock split approval on December 1, 2023; (2) on or before January 5, 2024, the Company shall effect a reverse stock split and, thereafter, maintain a $1 closing bid price for a minimum of ten consecutive business days; and (3) on or before January 31, 2024, the Company shall have demonstrated compliance with the Bid Price Rule, by evidencing a closing bid price of $1 or more per share for a minimum of ten consecutive trading sessions.

On November 30, 2023, the Company obtained its board of directors’ approval to amend the ratio of American depositary share (“ADS”) representing its ordinary shares (“ADS Ratio”) from one (1) ADS representing five (5) ordinary share to one (1) ADS representing fifty (50) ordinary shares, and provided an update to the Panel on the ADS Ratio change approval on December 1, 2023. The Company expects to comply with the rest of the terms within the Exception Period to regain compliance with the Bid Price Rule. In the event the Company fails to regain compliance with the Bid Price Rule within the Exception Period, its securities will be delisted.

About Lixiang Education Holding Co., Ltd.

Founded in Lishui City, China, Lixiang Education Holding Co., Ltd. is a prestigious private education service provider in Zhejiang Province. The Company’s education philosophy is to guide the healthy development of students and to establish a solid foundation for their lifelong advancement and happiness. For more information, please visit: www.lixiangeh.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Siyi Ye

Tel: +86-578-2267142

Email: irlxeh@lsmxjy.com